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Exhibit No. 12.1

UnionBancal Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges Requirements

	For the Years Ended December 31,
(In millions, except ratios)	2010	2009	2008	2007	2006
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and effect of accounting changes	$793	$(226)	$412	$868	$1,044
Fixed Charges:
Interest expense, excluding interest on deposits	112	132	288	278	194
One third of rents, net income from subleases (A)	24	19	16	15	13

Total fixed charges	136	151	304	293	207

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$929	$(75)	$716	$1,161	$1,251

Ratio of earnings to fixed charges requirements	6.81	(0.50)	2.36	3.96	6.04

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$136	$151	$304	$293	$207
Add: Interest on deposits	290	408	639	991	649

Total fixed charges including interest on deposits	$426	$559	$943	$1,284	$856

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$929	$(75)	$716	$1,161	$1,251
Add: Interest on deposits	290	408	639	991	649

Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,219	$333	$1,355	$2,152	$1,900

Ratio of earnings to fixed charges requirements	2.86	0.60	1.44	1.68	2.22

(A)
The proportion deemed representative of the interest factor.

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UnionBancal Corporation and Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges Requirements